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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                            Provo International, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   744141 20 1
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                                 (CUSIP Number)

                                December 12, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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

                              CUSIP No. 744141 20 1

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1.       Names of Reporting Person(s).
         I.R.S. Identification Nos. of above persons (entities only).

         Nicko Feinberg
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2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [  ]
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3.       SEC Use Only

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4.       Source of Funds

         PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) [ ]

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6.       Citizenship or Place of Organization

         United States
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                           7.       Sole Voting Power

NUMBER OF                           1,477,666
   SHARES
                           -----------------------------------------------------
BENEFICIALLY
  OWNED BY                 8.       Shared Voting Power
     EACH
 REPORTING                          0 shares
   PERSON
                           -----------------------------------------------------
    WITH:
                           9.       Sole Dispositive Power

                                    1,477,666

                           10.      Shared Dispositive Power

                                    0 shares

--------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,477,666
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

         Excludes 100,000 shares gifted to Mr. Feinberg's sons, of which Mr. Feinberg's wife has sole voting power.


13. Percent of Class Represented by Amount in Row 9

         5.8%

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

14.      Type of Reporting Person*

         IN



Explanation of Responses:

(1) Shares beneficially owned includes 125,000 issuable upon exercise of warrants and 245,000 shares issuable upon exercise of options.



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



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                                 NICKO FEINBERG

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                  in respect of

                            PROVO INTERNATIONAL, INC.

                  This Report on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock") of Provo International, Inc. (f/k/a Frontline Communications Corporation), a Delaware corporation (the "Company"), and is being filed by Nicko Feinberg ("Reporting Person").

                  This Statement is an amendment to a previously filed Report on
Schedule 13D of the Reporting Person relating to the Common Stock, to report the additional acquisition of beneficial ownership of Common Stock of the Company as a result of the conversion of 10,000 shares of Series D convertible preferred stock into 1,000,000 shares of Common Stock.

 Item 1.  Security and Company.

                  This statement relates to the common stock, par value $0.01 per share of Provo International, Inc. The Company is a Delaware corporation, and its principal executive office is located at One Blue Hill Plaza, Pearl River, New York 10965.

Item 2.  Identity and Background.

                  Nicko Feinberg is a citizen of the United States. He is the President of Provo International, Inc. and his business address and the Company's business address is One Blue Hill Plaza, 7th Floor, Pearl River, NY 10965.

                  Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On April 3, 2003, Reporting Person acquired 10,000 shares of the Company's Series D Preferred Stock in connection with the Company's acquisition of Proyecciones y Ventas Organizadas, S.A. On December 12, 2003, the Company's stockholders approved conversion of each share of Series D Preferred Stock into 150 shares of Common Stock.
                  The shareholders also approved a two for three reverse split of the Company's securities, which took effect on January 30, 2004. As a result, on or about February 1, 2004, Reporting Person was issued the following additional shares of Common Stock: 1) 1,000,000 shares of Common Stock were issued as a result of the conversion of the Series D convertible preferred stock (and after giving effect to the reverse stock split).

Item 4.  Purpose of the Transaction.

                  The Reporting Person acquired its additional interest in the Company as a result of the conversion of two classes of preferred stock previously acquired by Reporting Person, as described above.

                  Except as described above, the Reporting Person has no present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (4) any material change in the present capitalization or dividend policy of the Company; (5) any other material change in the Company's business or corporate structure; (6) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (7) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (9) any action similar to those enumerated above.

                  Notwithstanding the foregoing, the Reporting Person may determine to change his intentions with respect to the Company at any time in the future and, in so doing, may, for example, elect (i) to acquire additional shares of Common Stock of the Company by any means, including, without limitation, in open market or privately negotiated transactions or (ii) to dispose of all or a portion of his holdings of shares of the Common Stock of the Company. In reaching any conclusion as to his future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Company.

Item 5.  Interest in Securities of the Company.

                  (a) Reporting Person has sole dispositive power to vote 1,477,666 shares of Common Stock.

                  (b) Reporting Person has not effected any transactions in the Company's securities in the past 60 days other than those transactions described in this Statement.

                  (c) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the Reporting Person.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Reporting Person has no other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company.

Item 7.  Material Filed as Exhibits.

 None.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 9, 2004



 /s/ Nicko Feinberg
--------------------
Nicko Feinberg





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